Exhibit 12

AMERICAN REAL ESTATE PARTNERS, L.P. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS)

	Years Ended December 31,
	2004	2003	2002	2001	2000
Income from continuing operations before income taxes, income or loss from equity investees and minority interest	$96,129	$60,145	$74,923	$71,169	$77,502
Fixed Charges:
Interest Expense	$46,099	$21,103	$27,297	$36,577	$20,057
Amortized capitalized expenses related to indebtness	$2,400	$320	$191	$178	$222
Estimated interest within rental expense	$128	$122	$124	$103	$100

Earnings as defined	$144,756	$81,690	$102,535	$108,027	$97,881

Fixed Charges (including capitalized items):
Interest Expense	$46,099	$21,103	$27,297	$36,577	$20,057
Amortized capitalized expenses related to indebtness	$2,400	$320	$191	$178	$222
Estimated interest within rental expense	$128	$122	$124	$103	$100

Fixed charges as defined	$48,627	$21,545	$27,612	$36,858	$20,379

Ratio of earnings to fixed charges	3.0	3.8	3.7	2.9	4.8